UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 04, 2010, announcing date for the release of Fourth Quarter and Full Year 2009 Results, Conference Call and Webcast.

Exhibit 1

STAR BULK ANNOUNCES DATE FOR THE RELEASE OF FOURTH QUARTER AND FULL YEAR 2009 RESULTS, CONFERENCE CALL AND WEBCAST

Earnings Release: Tuesday, February 23, 2010, After Market Close

Conference Call and Webcast: Wednesday, February 24, 2010, at 9:30 a.m. EST

ATHENS, GREECE, February 4, 2010 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced that it will release its results for the fourth quarter ending December 31, 2009 and full year 2009, after the market closes in New York on Tuesday, February 23, 2010.  Star Bulk's management team will host a conference call to discuss the Company's financial results on Wednesday, February 24, 2010, at 9:30 a.m. Eastern Standard Time (EST).

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until March 3, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the drybulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with a definitive agreement to sell one of its carriers. The total fleet consists of three Capesize, the largest type of dry bulk vessel and eight modern type Supramax dry bulk vessels, equipped with cranes and fitted with grabs for self-discharging. The average age of the fleet is approximately 10.1 years with a combined cargo carrying capacity of 931,178 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk’s future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may,” or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk’s examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk’s results to differ materially from those described in the forward-looking statements can be found in Star Bulk’s Registration Statement on Form F-1/F-4, Annual Reports on Forms 20-F for the years ended December 31, 2007 and 2008, in Registration Statement on Form F-3 filled in September 2008 and its amendments, in Registration Statement on Form F-3 filled in January 2009 and its amendments, and reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company :

George Syllantavos

CFO

Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 04, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President